                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13G
                                 (RULE 13D-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)


                              (AMENDMENT NO. 5)(1)


                                  MINIMED INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   60365K 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)



--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  60365K 10 8               13G
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     Alfred E. Mann
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Citizen
--------------------------------------------------------------------------------
                     5.    SOLE VOTING POWER
NUMBER OF SHARES           17,256,077(2)
BENEFICIALLY         -----------------------------------------------------------
OWNED BY             6.    SHARED VOTING POWER
EACH                       621,000(3)
REPORTING            -----------------------------------------------------------
PERSON               7.    SOLE DISPOSITIVE POWER
WITH                       17,256,077(2)
                     -----------------------------------------------------------
                     8.    SHARED DISPOSITIVE POWER
                           621,000(3)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,877,077(2)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES                                              [ ]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     of Common Stock outstanding as of December  29, 2000:
     27.14%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------


----------
(2) Includes shares owned directly by Reporting Person and shares owned through corporations wholly-owned by Reporting Person; includes 1,320,001 shares which Reporting Person has the right to acquire pursuant to options which vest within 60 days of December 29, 2000. All share amounts have been adjusted to reflect a 2-for-1 stock dividend which was distributed on August 18, 2000.

(3) Shares owned by Alfred E. Mann Foundation for Scientific Research, a charitable foundation, for which Mr. Mann is a trustee and, as such, Mr. Mann shares voting and investment power, but disclaims any beneficial interest therein.

CUSIP No.    60365K 10 8

ITEM  1(a)   NAME OF ISSUER:

             MiniMed Inc.

ITEM 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             18000 Devonshire Street
             Northridge, California 91325

ITEM 2(a)    NAME OF PERSONS FILING:

             Alfred E. Mann

ITEM 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             18000 Devonshire Street
             Northridge, California 91325

ITEM 2(c)    CITIZENSHIP:

             United States

ITEM 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock, $.01 par value.

ITEM 2(e)    CUSIP NUMBER:

             60365K  10 8

ITEM 3       THE PERSON FILING THIS STATEMENT IS A:

             Not applicable.

ITEM 4.  OWNERSHIP


----------------------------------------------------------------------------------------------------------------------
                                       (c)
(a)                   (b)              (i)                 (ii)                (iii)               (iv)
----------------------------------------------------------------------------------------------------------------------
                                                                               Sole Power to       Shared Power to
                                       Sole Power to       Share Power to      dispose of or to    Dispose or to
                                       Vote or to direct   Vote or to direct   direct              direct
Total Amount          % of Class       the vote            the Vote            disposition of      Disposition of
----------------------------------------------------------------------------------------------------------------------
  17,877,077(2)         27.14%           17,256,077(2)        621,000(3)         17,256,077(2)        621,000(3)
----------------------------------------------------------------------------------------------------------------------


ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           Not applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
           ANOTHER PERSON:

           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP:

           Not applicable.

ITEM 10.   CERTIFICATION:

           Not applicable.

                                    SIGNATURE


After reasonable inquiry and to the best of the undersigned's knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                February 9, 2001



                                 /s/ Alfred E. Mann
                                 ------------------------------
                                 Alfred E. Mann